1585 Broadway New York, NY 10036-8299 Telephone 212.969.3000 Fax 212.969.2900	BOCA RATON BOSTON CHICAGO HONG KONG LONDON LOS ANGELES NEW ORLEANS NEWARK PARIS SÃO PAULO WASHINGTON

Julie M. Allen
Member of the Firm

Direct Dial 212.969.3155
jallen@proskauer.com

October 23, 2009

VIA ELECTRONIC TRANSMISSION
AND OVERNIGHT COURIER

John Reynolds, Esq.
Assistant Director
United States Securities and Exchange Commission
Division of Corporation Finance
Mail Stop 3561
100 F Street, N.E.
Washington, D.C. 20549-1004

Re:	The Dress Barn, Inc.
Form S-4
Filed August 11, 2009
File No. 333-161267

Dear Mr. Reynolds:

     Reference is made to the follow-up comments of the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) with respect to the Registration Statement on Form S-4 (File No. 333-161267) (“Form S-4”) of The Dress Barn, Inc. (“Dress Barn” or the “Company”), in your letter dated October 14, 2009 (the “Comment Letter”).

     We are writing to respond, on behalf of the Company, to the comments contained in the Comment Letter and to indicate the changes that are being made in Amendment No. 2 to Form S-4 (the “Amendment”) that will be filed with the Commission on today’s date.

     For your convenience, your comments are set forth in this letter, followed by the Company’s responses. References in the responses below in this letter to “we,” “our,” “us” or similar phrases refer to the Company.

John Reynolds, Esq.	October 23, 2009
United States Securities and	Page 2 of 6
Exchange Commission

The Merger, page 41

Recommendations of the Board of Directors of Tween Brands; Tween Brands’ and Reasons for the Merger, page 48

1.	We note your responses to prior comments nine and 10 and the materials provided in response to prior comment 13, which indicate that the per share consideration under discussion, based on Dress Barn’s trading prices as of June 5 and June 24, 2009, was significantly lower than the $8.25 identified in your response to prior comment nine. We also note disclosure on page 48 regarding Party A’s June 23, 2009 statement about the transaction terms it believed to be “inferior” to those it was prepared to offer. Please revise to address whether Tween Brands or its board believed that the Dress Barn offer, based on then trading prices, was inferior to the $8.25 cash offer that Party A indicated it would “consider submitting.” If the Dress Barn offer would have been considered inferior, it is unclear if Tween Brands or its board considered communicating that information to Party A. Please revise accordingly. We may have further comment.

While the board of directors of Tween Brands did receive an indication of interest from Party A, such indication of interest was not a significant factor in the board of directors’ consideration of the Dress Barn offer as, ultimately, the board of directors of Tween Brands believed that Party A was unlikely to be able to solve its financing contingencies and therefore did not expect Party A to submit a written proposal for the acquisition of Tween Brands. The board of directors of Tween Brands based this determination on the advice and experience of its financial advisor (PJSC), as well as its experience in discussions with Party A, as despite repeated requests do so, Party A was not able to satisfy its financing contingencies or demonstrate a clear path to doing so. Accordingly, the board of directors of Tween Brands did not make a determination as to whether the Dress Barn offer was inferior to the initial indication of interest by Party A for an all-cash acquisition of Tween Brands at a price range of $7.75 - $8.25.

In terms of its communications with Party A, in early June 2009 (subsequent to Party A’s indication of interest and to Tween Brands’ receipt of Dress Barn’s proposed 0.47 fixed exchange ratio), Tween Brands’ financial advisor, PJSC, reached out to Party A to encourage Party A to submit an acquisition proposal and informed Party A that Tween Brands was in negotiations with a strategic acquirer for a stock-for-stock merger at a fixed exchange ratio. In that discussion, Party A acknowledged to PJSC that it would need to promptly resolve its financing and due diligence contingencies and provide a written proposal to Tween Brands. Party A never did so, and, ultimately, on June 23, 2009, called Tween Brands and PJSC to advise each of them that it would not be submitting an acquisition proposal for Tween Brands, but might do so once Tween Brands announced another transaction.

John Reynolds, Esq.	October 23, 2009
United States Securities and	Page 3 of 6
Exchange Commission

We have revised our disclosure on pages 46 and 49 of the Amendment to further clarify that Party A’s indication of interest was not a significant factor in the board of directors’ consideration of the Dress Barn offer and that the board of directors of Tween Brands did not make a determination as to whether the Dress Barn offer was inferior to the initial indication of interest by Party A for an all-cash acquisition of Tween Brands at a price range of $7.75 - $8.25.

2.	We note your response to comment 12 of our letter dated September 4, 2009. Based on the Tween Brands board meetings, including the one on December 5, 2008, it appears that Tween Brands was considering amendments to the credit agreement as an alternative to seeking minority investors. Please revise to further clarify the extent to which the board viewed an amended credit agreement as an alternative to seeking equity investors and clarify if and why the easing of the terms was viewed by the board as a factor in determining to recommend a merger.

We have revised our disclosure on page 42 of the Amendment to clarify that the board of directors of Tween Brands did not consider a potential amendment to the Tween Brands’ credit agreement to be a mutually exclusive alternative to a potential minority equity investment. We have also revised our disclosure on page 49 of the Amendment to clarify that while the board of directors of Tween Brands did take into account in analyzing the potential merger with Dress Barn the easing of the original leverage and coverage ratio financial covenants that had resulted from the February 23, 2009 amendment, the board of directors was mindful of the significant operating limitations applicable to Tween Brands under the Tween Brands Credit Agreement.

Fairness Opinion of Peter J. Solomon Company, page 53

3.	We note your response to prior comment 15 and revised disclosure on page 60. Please revise here, the second full paragraph on page 58 and where appropriate to disclose the projects prepared by Dress Barn and provided to Tween Brand’s financial advisor.

We have added the disclosure on page 53 under the heading “Dress Barn” before the section titled “Fairness Opinion of Peter J. Solomon Company” to disclose certain financial forecasts of Dress Barn's operating performance provided to Tween Brands in connection with Tween Brands' consideration of a potential merger transaction as follows:

“Dress Barn's senior management does not, as a matter of course, publicly disclose forecasts or projections as to its future financial performance or earnings beyond the current fiscal year due to the inherent unpredictability of the underlying assumptions and estimates. However, Dress Barn's senior management provided certain financial forecasts of Dress Barn's operating performance to Tween Brands in connection with

John Reynolds, Esq.	October 23, 2009
United States Securities and	Page 4 of 6
Exchange Commission

Tween Brands' consideration of a potential merger transaction. These limited projections were also provided to Tween Brands' financial advisor, PJSC, and certain of these projections were utilized by PJSC for purposes of the financial analyses it rendered to the board of directors of Tween Brands in connection with its opinion. See “Fairness Opinion of Peter J. Solomon Company” beginning on page 53, and “Background of the Merger” beginning on page 41.

A summary of the limited projections provided by Dress Barn to Tween Brands and PJSC for the 26 weeks ending January 24, 2010 is as follows: estimated Net Sales of $748.9 million, estimated EBITDA of $63.6 million and estimated Net Income of $25.2 million. These limited projections have been included in this proxy statement/prospectus because they were utilized by PJSC in conducting its analyses. Although the projections are presented with numerical specificity, they reflect numerous estimates and assumptions with respect to industry performance, general business, economic, market and financial conditions, and other matters, all of which are difficult to predict and many of which are beyond Dress Barn's control. As a result, although these limited projections were prepared in good faith based upon assumptions believed to be reasonable at the time the projections were prepared, there can be no assurance that the projected results will be realized or that actual results will not be significantly higher or lower than projected. For the foregoing reasons, the inclusion of these projections should not be regarded as a representation by Dress Barn, its board of directors, Tween Brands, Merger Sub, PJSC or any other recipient of this information that any of them considered, or now considers, the projections to be a prediction of actual future results, and such data should not be relied upon as such. The foregoing prospective financial information was not prepared with a view toward public disclosure or with a view toward complying with the guidelines established by the American Institute of Certified Public Accountants with respect to prospective financial information. Neither Dress Barn's independent auditors, nor any other independent accountants, have compiled, examined, or performed any procedures with respect to the prospective financial information contained herein, nor have they expressed any opinion or any other form of assurance on such information or its achievability, and assume no responsibility for, and disclaim any association with, the prospective financial information.

Readers of this proxy statement/prospectus are cautioned not to place undue reliance on the financial projections set forth above. No one has made or makes any representation to such readers regarding the information included in these projections or the future financial results of Dress Barn.”

Litigation Relating to the Merger, page 70

4.	Please provide additional details regarding your litigation relating to the merger, including the date instituted and the principal parties.

John Reynolds, Esq.	October 23, 2009
United States Securities and	Page 5 of 6
Exchange Commission

We have updated the disclosure under “Litigation Relating to the Merger” on page 70, including the date instituted and the principal parties.

Material U.S. Federal Tax Consequences, page 71

5.	As orally requested, please revise to state that the discussion that follows is counsel’s opinion as to federal income tax consequences.

We have revised the first sentence of the first paragraph under “Material U.S. Federal Income Tax Consequences” on page 71 as follows:

“The following discussion of the U.S. federal income tax consequences of the merger represents the opinions of Proskauer Rose LLP and O’Melveny & Myers LLP as to the material U.S. federal income tax consequences of the merger to Tween Brands stockholders.”

In addition, each of the tax opinions contained in Exhibits 8.1 and 8.2 has been revised to replace clause (a) of such tax opinion with the following disclosure: “(a) the discussion set forth in the section entitled “Material U.S. Federal Income Tax Consequences” in the Registration Statement of the U.S. federal income tax consequences of the merger represents the opinions of Proskauer Rose LLP and O’Melveny & Myers LLP as to the material U.S. federal income tax consequences of the merger to Tween Brands stockholders….” Exhibits 8.1 and 8.2 will be refiled with the Amendment.

This is to acknowledge that:

  the Company is responsible for the adequacy and accuracy of the disclosure in the filing;
  staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and
  the Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

John Reynolds, Esq.	October 23, 2009
United States Securities and	Page 6 of 6
Exchange Commission

     As previously indicated, we would like to go effective by Monday, October 26, 2009. Please contact me should you have any questions or additional comments.

Very truly yours,

/s/ Julie M. Allen

Enclosures

cc:	David R. Jaffe (The Dress Barn, Inc.) Michael W. Rayden (Tween Brands, Inc.) Andor D. Terner, Esq. (O’Melveny & Myers LLP)